Exhibit 3.1

Amendment No. 8

to

First Amended and Restated Agreement of Limited Partnership

of Williams Partners L.P.

This Amendment No. 8, dated January 9, 2017 (this “Amendment”), to the First Amended and Restated Agreement of Limited Partnership, dated as of August 3, 2010, as amended (the “Partnership Agreement”), of Williams Partners L.P., a Delaware limited partnership (the “Partnership”), is entered into and effectuated by WPZ GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), pursuant to authority granted to it in Article XIII of the Partnership Agreement. Unless otherwise indicated, capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

WHEREAS, Section 13.1(d) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

WHEREAS, concurrently herewith, the Partnership and the General Partner are entering into a Common Unit Issuance Agreement, pursuant to which the Partnership is issuing common units representing limited partner interests in the Partnership to the General Partner in consideration for (a)(i) the General Partner’s permanent waiver of any and all obligations of the Partnership and rights of the General Partner and its Affiliates under this Agreement with respect to the Incentive Distribution Rights (the “IDR Waiver”) and (ii) the conversion of the General Partner Interest into a non-economic general partner interest in the Partnership (such conversion the “WPZ General Partner Interest Recapitalization”) and (b) the General Partner’s contribution to the Partnership of cash in an amount equal to $10,000,000 (such contribution and issuance, together with the IDR Waiver and the WPZ General Partner Interest Recapitalization, the “WPZ Interest Restructuring”);

WHEREAS, in connection herewith, the Partnership, The Williams Companies, Inc., a Delaware corporation (“WMB”) and Williams Gas Pipeline Company, LLC, a Delaware limited liability company (the “Investor”), are entering into a Common Unit Purchase Agreement, pursuant to which the Partnership has agreed to issue and sell common units representing limited partner interests in the Partnership to the Investor, subject to certain conditions;

WHEREAS, the WPZ Interest Restructuring is being effected pursuant to this Amendment;

WHEREAS, the Conflicts Committee of the board of directors of the General Partner has approved this Amendment and the WPZ Interest Restructuring; and

WHEREAS, acting pursuant to Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

1. Section 1.1 of the Partnership Agreement is hereby amended to add the following definitions:

“2017 Common Unit Issuance Agreement” means the Common Unit Issuance Agreement, dated January 9, 2017, between the Partnership and the General Partner, pursuant to which the Partnership issued (a) 289,000,000 Common Units to the General Partner in consideration for the permanent waiver of any and all obligations of the Partnership and rights of the General Partner and its Affiliates under this Agreement with respect to the Incentive Distribution Rights from and after the Incentive Distribution Rights Waiver Date and the conversion of the General Partner Interest into a non-economic general partner interest in the Partnership and (b) 277,117 Common Units to the General Partner in exchange for the General Partner’s contribution to the Partnership of cash in an amount equal to $10,000,000.

“Aggregate Quantity of IDR Waiver Common Units” is defined in Section 5.11(a).

“IDR Waiver Common Unit” has the meaning assigned to such term in Section 5.11(a).

“Incentive Distribution Rights Waiver Date” means January 9, 2017.

2. Section 1.1 of the Partnership Agreement is hereby amended to delete the following defined terms and their respective definitions:

“Aggregate Quantity of IDR Reset Common Units”.

“IDR Reset Common Unit”.

“IDR Reset Election”.

“Notional General Partner Units”.

“Reset MQD”.

“Reset Notice”.

3. Section 1.1 is hereby amended to delete and replace the following definitions in their entirety as set forth below:

“General Partner Interest” means the non-economic management interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), and includes any and all benefits to which a General Partner is entitled as provided in this Agreement, together with all obligations of a General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not include any rights to receive distributions of Available Cash from Operating Surplus or Capital Surplus or upon the liquidation or winding-up of the Partnership.

“Percentage Interest” means as of any date of determination (a) as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder by (B) the total number of Outstanding Units, and (b) as to the holders of other Partnership Interests issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to the Incentive Distribution Rights and the General Partner Interest shall at all times be zero.

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period and (ii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time and (ii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

4. Section 4.6 of the Partnership Agreement is hereby amended by adding to Section 4.6 a new subsection (d) as follows:

“(d) For purposes of clarification, the conversion of the General Partner Interest into a non-economic general partner interest in the Partnership as of the Incentive Distribution Rights Waiver Date is not a transfer of the General Partner Interest subject to this Section 4.6.”

5. Section 4.7 of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“Section 4.7 Transfer of Incentive Distribution Rights. Prior to June 30, 2020, a holder of Incentive Distribution Rights may only transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders to (a) an Affiliate of such holder (other than an individual), or (b) another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person, (ii) the transfer by such holder of all or substantially all of its assets to such other Person, (iii) the sale of all the ownership interests in such holder or (iv) the pledge, encumbrance, hypothecation or mortgage of the Incentive Distribution Rights in favor a Person providing bona fide debt financing to such holder as security or collateral for such debt financing and the transfer of Incentive Distribution Rights in connection with the exercise of any remedy of such Person in connection therewith, provided, that such holder entered into such debt financing transaction in good faith for a valid purpose other than the intent to circumvent the restrictions on transfer of Incentive Distribution Rights that would otherwise have applied. Any other transfer of the Incentive Distribution Rights prior to June 30, 2020 shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after June 30, 2020, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, (i) the transfer of Common Units issued pursuant to Section 5.11 shall not be treated as a transfer of all or any part of the Incentive Distribution Rights, (ii) neither the waiver of rights to payment under the Incentive Distribution Rights following the Incentive Distribution Rights Waiver Date, the issuance of the IDR Waiver Common Units in consideration therefore nor the transfer of any IDR Waiver Common Unit shall be treated as a transfer of all or any part of the Incentive Distribution Rights and (iii) no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement; provided, that no such agreement shall be required for the pledge, encumbrance, hypothecation or mortgage of the incentive distribution rights.”

6. Section 5.2 of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“Section 5.2 Contributions by the General Partner and its Affiliates.

(a) On the Closing Date and pursuant to the Contribution Agreement: (i) the General Partner shall contribute to the Partnership, as a Capital Contribution, the GP Interest (as defined in the Contribution Agreement), in exchange for (A) a continuation of its General Partner Interest equal to a 2% Percentage Interest (after giving effect to any exercise of the Over-Allotment Option and the Deferred Issuance and Distribution), subject to all of the rights, privileges and duties of the General Partner under this Agreement, and (B) the Incentive Distribution Rights; (ii) Chesapeake Holdings shall contribute to the Partnership, as a Capital Contribution, the Holdings LP Interest (as defined in the Contribution Agreement) in exchange for 23,913,061 Common Units and 34,538,061 Subordinated Units; (iii) GIP- A shall contribute to the Partnership, as a Capital Contribution, the GIP- A LP Interest (as defined in the Contribution Agreement)

in exchange for 7,287,810 Common Units, 12,144,753 Subordinated Units and the right to receive 35.1633907% of the Deferred Issuance and Distribution; (iv) GIP- B shall contribute to the Partnership, as a Capital Contribution, the GIP- B LP Interest (as defined in the Contribution Agreement) in exchange for 2,826,853 Common Units, 4,710,802 Subordinated Units and the right to receive 13.6394516% of the Deferred Issuance and Distribution; and (v) GIP- C shall contribute to the Partnership, as a Capital Contribution, the GIP- C LP Interest (as defined in the Contribution Agreement) in exchange for 10,610,898 Common Units, 17,682,506 Subordinated Units and the right to receive 51.1971577% of the Deferred Issuance and Distribution.

(b) Except as set forth in Section 12.8, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

7. Section 5.11 of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“Section 5.11 Issuance of Common Units in Connection with Waiver of Incentive Distribution Rights.

In consideration for the permanent waiver of any and all obligations of the Partnership and rights of the General Partner and its Affiliates under this Agreement with respect to the Incentive Distribution Rights from and after the Incentive Distribution Rights Waiver Date and the conversion of the General Partner Interest into a non-economic general partner interest in the Partnership, the General Partner shall be issued 289,000,000 Common Units pursuant to the 2017 Common Unit Issuance Agreement (the “IDR Waiver Common Units”). The total number of IDR Waiver Common Units issued pursuant to the 2017 Common Unit Issuance Agreement is referred to herein as the “Aggregate Quantity of IDR Waiver Common Units.”

8. Section 5.12(h) of the Partnership Agreement is hereby amended by deleting and replacing the text “(other than Common Units, the Subordinated Class C Units being issued pursuant to the Subscription Agreement and any additional General Partner Interest pursuant to Section 5.2(b))” with the text “(other than Common Units and the Subordinated Class C Units being issued pursuant to the Subscription Agreement)”.

9. Sections 6.1(d)(x)(B) and (C) of the Partnership Agreement are hereby amended and restated in their entirety as follows:

“(B) With respect to the adjustment to the Carrying Value of Partnership property pursuant to Section 5.5(d) that occurs upon the date of issuance of the IDR Waiver Common Units pursuant to Section 5.11 (and, if necessary, with respect to any later events triggering such an adjustment to such Carrying Value), after the application of Section 6.1(d)(x)(A), any Unrealized Gains and Unrealized Losses shall be allocated among the Partners in a manner that to the nearest extent possible results in the Capital Accounts maintained with respect to such IDR Waiver Common Units issued pursuant to Section 5.11 equaling the product of (A) the Aggregate Quantity of IDR Waiver

Common Units and (B) the Per Unit Capital Amount for an Initial Common Unit. As a result of the events on the date of issuance of the IDR Waiver Common Units, the holders of the General Partner Interest and the Incentive Distribution Rights shall be deemed for federal income tax purposes to have contributed the economic aspects of the General Partner Interest and the Incentive Distribution Rights for the IDR Waiver Common Units and shall have thereafter no capital account in the General Partner Interest or the Incentive Distribution Rights.

(C) With respect to any taxable period during which an IDR Waiver Common Unit is transferred to any Person who is not an Affiliate of the transferor, all or a portion of the remaining items of Partnership gross income or gain for such taxable period shall be allocated 100% to the transferor Partner of such transferred IDR Waiver Common Unit until such transferor Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such transferred IDR Waiver Common Unit to an amount equal to the Per Unit Capital Amount for an Initial Common Unit. A holder shall not be permitted to transfer an IDR Waiver Common Unit (other than a transfer to an Affiliate of the transferor) if the balance in the Capital Account maintained with respect to such IDR Waiver Common Unit is not equal to the Per Unit Capital Amount for an Initial Common Unit after giving effect to the allocations under Section 6.1(d)(x)(B) and this Section 6.1(d)(x)(C).”

10. Section 6.5 of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“Distributions of Available Cash from Capital Surplus. Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall be distributed 100% to the Unitholders, Pro Rata.”

11. Section 6.8 of the Partnership Agreement is hereby amended and restated in its entirety as follows:

“Section 6.8 Special Provisions Relating to the Holders of Incentive Distribution Rights. Notwithstanding anything to the contrary set forth in this Agreement, the holder of the Incentive Distribution Rights with respect to such Incentive Distribution Rights (a) shall possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Article III and Article VII, (b) irrevocably waives (on behalf of itself and its successors and assigns) its entitlement, if any, to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as required by law, (c) irrevocably waives (on behalf of itself and its successors and assigns) its entitlement, if any, to any distributions and (d) shall not be allocated items of income, gain, loss or deduction or Unrealized Gains or Unrealized Losses. This Section 6.8, including the waivers referenced herein, shall be binding upon the holder of the Incentive Distribution Rights and its successors and assigns with respect to such Incentive Distribution Rights.”

12. Article VI of the Partnership Agreement is hereby amended by adding a new Section 6.13 as follows:

“Section 6.13. Special Provision with Respect to Incentive Distribution Rights and the General Partner Interest. Notwithstanding anything in this Article VI or elsewhere in this Agreement to the contrary, following the Incentive Distribution Rights Waiver Date (i) no portion of any Partnership item, including the Partnership’s items of income, gain, loss, deduction, Unrealized Gain or Unrealized Loss, shall be allocated with respect to the Incentive Distribution Rights under this Agreement for any period after such date, including under Section 6.1, Section 6.2 or otherwise and (ii) no further distributions shall be made with respect to the Incentive Distribution Rights or the General Partner Interest under this Agreement, including under Section 6.3, Section 6.4, Section 6.5, Section 12.4 or otherwise.”

13. Section 15.1(a) of the Partnership Agreement is hereby amended by deleting and replacing the text “80%” with the text “85%”.

14. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

15. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

16. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those provisions of this Amendment that are valid, enforceable and legal.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER:

WPZ GP LLC

By:	/s/ Ted T. Timmermans
Name:	Ted T. Timmermans
Title:	Vice President, Controller & Chief Accounting Officer